Schedule A

Transactions in the Common Stock by the Reporting Persons in the past 60 days:

Nature of Transaction	Security	Trade Date	Securities Purchased	Securities Sold	Price
Sale	Equity	9/25/2025		(10,000)	25.2500
Purchase	Equity	9/25/2025	28,000		20.8689
Purchase	Call Option Contract	9/25/2025	500		2.3470
Sale	Put Option Contract	9/25/2025		(500)	2.1970
Purchase	Equity	9/26/2026	10,000		18.9526
Purchase	Equity	9/29/2025	80,273		18.8587
Purchase	Call Option Contract	9/29/2025	3,500		2.3751
Sale	Put Option Contract	9/29/2025		(3,500)	1.3400
Purchase	Equity	10/3/2025	45,475		18.1838
Purchase	Equity	10/6/2025	34,638		18.1509
Purchase	Equity	10/20/2025	10,000		17.5578
Purchase	Equity	10/21/2025	10,000		17.6500
Purchase	Equity	11/4/2025	1,167		17.8744
Purchase	Call Option Contract	11/4/2025	893		1.3861
Sale	Put Option Contract	11/4/2025		(893)	1.4425